TERADYNE

ANNUAL REPORT TO SHAREHOLDERS 2024

600 Riverpark Drive, North Reading, MA 01864 | www.teradyne.com |



TERADYNE

Fellow Shareholders,

Teradyne is committed to delivering long-term shareholder value by focusing on customer needs and aligning our business strategy to benefit from the secular shifts that we believe will transform global economies and the world. Over the course of Teradyne's history, we have seen the dynamics of the semiconductor industry change as semiconductors have become the central technology that support the entire digital economy.

Teradyne has emerged in what has now become largely a two-horse race at the high end of the semiconductor test equipment market with the ability to generate significant earnings and robust growth. Teradyne is the only US-based test company with the capability to test the most complex semiconductors.

Our durable operating model enables us to deliver strong profitability and positive cash flow through market cycles, and importantly, it insulates our R&D and customer support investments from short-term market volatility. For the year, total company sales were $2.82 billion, up 5% compared to 2023. Non-GAAP operating margins were just above 20% and non-GAAP earnings per share was $3.22, up 10% compared to 2023. We generated $474M in free cash flow and returned $275M or 58% of free cash flow to our shareholders through share repurchases and dividends in the year.

In 2024, after two years of semiconductor test market declines, our SoC and Memory test revenue grew 17% year-over-year, excluding the divestiture of our Design Interface Solutions (DIS) business. Artificial Intelligence, or AI, was the dominant driver of our growth, specifically custom AI Accelerator ASICs, Networking and High Bandwidth Memory (HBM) DRAM. Defense and Aerospace contributed to growth, however, end market weakness continued to affect our Wireless and System Test businesses in 2024 with revenue declines in both groups for the year.

We believe there is increasing synergy across our businesses, both in products and in our customers. Our increasingly verticalized customers, or customers designing semiconductors for their own use rather than buying commercially available silicon, need test capabilities at the chip, board, product, and system level. Our test businesses will work closely together to serve common customers and leverage instrument technologies to increase the pace of innovation.

Our full year financial results reflect an inflection in our business, both in terms of semiconductor test cyclical recovery, but more importantly, a successful pivot to diversify our customer base and reduce customer concentration. Historically, our business was dominated by mobile with high customer concentration in that market. Back then, we were highly exposed to Mobile in SoC, Memory and Wireless Test. Today, we are a much more diversified business as the investments we have made and continue to make in the Compute space are yielding strong results.

2016 SoC / Memory Revenue
(Millions)

Service
$219
Memory
$151
Mobile
$679
$231
Auto / Industrial
$90
Compute

2024 SoC / Memory Revenue
(Millions)

Mobile
$398
Service
$347
$502
Memory
$399
Compute
$393
Auto / Industrial

2024 was another difficult year for the robotics industry in general and for our Advanced Robotics business as cyclical headwinds in automotive and manufacturing and very weak economies in Europe weighed on the Robotics segment results. For the year, revenue declined 3% compared to 2023 but significantly outperformed the industrial automation peer group which declined 13% on average. Advanced robotics is an early-stage industry, with enormous future potential. That sounds great, but Teradyne has seen first-hand what that early stage looks like. Early-stage industries are cyclical, and treacherous. This was the case in the semiconductor capital equipment test space all the way up through the early 2000s. Our hard-won experience from semiconductor history is now guiding our actions in Robotics.

$2.82 Billion
Revenue

$3.22
Non-GAAP Earnings per Share

$474 Million
Free Cash Flow



Operating Principles for Teradyne Robotics
Focus on sustainable growth and long-term shareholder value



Marathon, Not a Sprint
- Set up to enable sustained profitable growth
- Disciplined, consistent investment in R&D
- Leverage Teradyne core capabilities for cost-effective scaling



Customer Success
- Having the best technology is not enough
- Need 24 / 7 / 365 support for critical applications
- Leverage customer support strategy using SemiTest model



Differentiation
- Use AI, platform and ecosystem to establish competitive moats
- Unique advantage to serve SemiTest customers and VIPs
- Maintain best in class gross margin



Measures of Success
- Outpace growth of "traditional" automation peers
- 50% leverage from revenue growth to operating margin

Looking ahead, we see three trends that will re-shape the world in the same way that smartphones did in the 2010s. We believe that Teradyne is ideally positioned to benefit from the changes that these trends will cause. The first trend is the emergence of a group of AI-oriented, vertically integrated customers. The second trend is electrification, both for automotive, and to satisfy the exploding power needs in data centers. And the third, and most impactful trend, is the pervasive application of Artificial Intelligence in the cloud and at the edge.

We know that the only constant is change, and since 2018, that change is accelerating. We think that this plays to our strength. We have a flexible, resilient business model, and we have demonstrated an ability to execute through challenging circumstances. Teradyne is well positioned to thrive in this environment of accelerating change and will continue to push the technology and operating boundaries to deliver the greatest value to our customers and attractive returns to our shareholders.

While our business conditions improved year-over-year in 2024, we expect growth in the years ahead to accelerate. We expect balanced and robust growth through the mid-term driven by favorable trends that begin to play into our core strengths.

Thank you for your continued support,



Greg S. Smith
Chief Executive Officer and President
Teradyne, Inc.
March 2025

Safe Harbor Forward Looking Statements (FLS)

This annual report contains forward-looking statements including statements regarding Teradyne's future business prospects, financial performance or position and results of operations. You can identify forward-looking statements by their use of forward-looking words such as "anticipate," "expect," "plan," "could," "may," "will," "believe," "estimate," "goal" or other comparable terms. Readers are cautioned that such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements due to known and unknown risks, uncertainties, assumptions, and other factors. Such factors include, but are not limited to, macroeconomic factors and slowdowns or downturns in economic conditions generally and in the markets in which Teradyne operates; decreased or delayed product demand from one or more significant customers; a slowdown or inability in the development, delivery and acceptance of new products; the ability to grow the Robotics business; the impact of increased research and development spending; the impact of epidemics or pandemics; the impact of a supply shortage on our supply chain and contract manufacturers; the consummation and success of any mergers or acquisitions; unexpected cash needs; the business judgment of the board of directors that a declaration of a dividend or the repurchase of common stock is not in Teradyne's best interests; changes to U.S. or global tax regulations or guidance; the impact of any tariffs or export controls imposed by the U.S. or China or other countries; the impact of U.S. Department of Commerce or other government agency regulations relating to customers or potential customers; the impact of U.S. Department of Commerce export control regulations for certain U.S. products and technology sold to military end users or for military end-use in China; the impact of the current or future armed conflicts; the impact of regulations published by the U.S. Department of Commerce relating to semiconductors and semiconductor manufacturing equipment destined for certain end uses in China; and the impact of trade regulations and restrictions that impact our ability to manufacture certain products to and support certain customers. The risks included above are not exhaustive. For a more detailed description of the risk factors associated with Teradyne, please refer to Teradyne's Annual Report on Form 10-K for the fiscal year ended December 31, 2024. Many of these factors are macroeconomic in nature and are, therefore, beyond Teradyne's control. We caution readers not to place undue reliance on any forward-looking statements included in this shareholder letter which speak only as of the date of this shareholder letter. Teradyne specifically disclaims any obligation to update any forward-looking information contained in this shareholder letter.

Reconciliation of GAAP Measures to Non-GAAP Measures

Appendix A to Shareholder Letter, March 28, 2025

The non-GAAP performance measures discussed in this shareholder letter may not be comparable to similarly titled measures used by other companies. The presentation of non-GAAP measures is not meant to be considered in isolation, as a substitute for, or superior to, financial measures or information provided in accordance with GAAP. In addition to disclosing results that are determined in accordance with GAAP, Teradyne also discloses non-GAAP results of operations that exclude certain income items and charges. These results are provided as a complement to results provided in accordance with GAAP. Non-GAAP net income excludes acquired intangible assets amortization, non-cash convertible debt interest, pension actuarial gains and losses, discrete income tax adjustments, fair value inventory step-up, gain on sale of business, and restructuring and other, and includes the related tax impact on non-GAAP adjustments. GAAP requires that these items be included in determining income from operations and net income. Non-GAAP net income per share is a non-GAAP performance measure presented to provide meaningful supplemental information regarding Teradyne's baseline performance before gains, losses or other charges that may not be indicative of Teradyne's current core business or future outlook. These non-GAAP performance measures are used to make operational decisions, to determine employee compensation, to forecast future operational results, and for comparison with Teradyne's business plan, historical operating results and the operating results of Teradyne's competitors. Management believes each of these non-GAAP performance measures provides useful supplemental information for investors, allowing greater transparency to the information used by management in its operational decision making and in the review of Teradyne's financial and operational performance, as well as facilitating meaningful comparisons of Teradyne's results in the current period compared with those in prior and future periods. A reconciliation of each available GAAP to non-GAAP financial measure discussed in this shareholder letter is contained in this Appendix A and on the Teradyne website at www.teradyne.com by clicking on "Investor Relations" and then selecting "Financials" and the "GAAP to Non-GAAP Reconciliation" link.



2024-2023
GAAP to Non-GAAP Earnings Reconciliation

(in millions, except per share amounts)

	Twelve Months Ended			
	December 31, 2024	% of Net Revenues	December 31, 2023	% of Net Revenues
Net Revenues	$ 2,819.9		$ 2,676.3	
Gross profit - GAAP	1,648.9	58.5 %	1,536.7	57.4 %
Legal settlement (1)	3.6	0.1 %	—	—
Gross profit - non-GAAP	1,652.5	58.6 %	1,536.7	57.4 %
Income from operations - GAAP	593.8	21.1 %	501.1	18.7 %
Acquired intangible assets amortization	18.8	0.7 %	19.0	0.7 %
Restructuring and other (2)	15.6	0.6 %	21.3	0.8 %
Legal settlement (1)	3.6	0.1 %	—	—
Equity modification charge (3)	1.7	0.1 %	5.9	0.2 %
Loss (gain) on sale of business (4)	(57.1)	-2.0 %	—	—
Income from operations - non-GAAP	$ 576.3	20.4 %	$ 547.3	20.4 %

	December 31, 2024	% of Net Revenues	Net Income per Common Share		December 31, 2023	% of Net Revenues	Net Income per Common Share	
			Basic	Diluted			Basic	Diluted
Net income - GAAP	$ 542.4	19.2 %	$ 3.39	$ 3.32	$ 448.8	16.8 %	$ 2.91	$ 2.73
Acquired intangible assets amortization	18.8	0.7 %	0.12	0.11	19.0	0.7 %	0.12	0.12
Restructuring and other (2)	15.6	0.6 %	0.10	0.10	21.8	0.8 %	0.14	0.13
Amortization of equity method investment	10.4	0.4 %	0.07	0.06	—	—	—	—
Loss (gain) on foreign exchange option	9.8	0.3 %	0.06	0.06	(7.5)	-0.3 %	(0.05)	(0.05)
Legal settlement (1)	3.6	0.1 %	0.02	0.02	—	—	—	—
Equity modification charge (3)	1.7	0.1 %	0.01	0.01	5.9	0.2 %	0.04	0.04
Pension mark-to-market adjustment (5)	(4.4)	-0.2 %	(0.03)	(0.03)	2.7	0.1 %	0.02	0.02
Loss (gain) on sale of business (4)	(57.1)	-2.0 %	(0.36)	(0.35)	—	—	—	—
Exclude discrete tax adjustments	(8.7)	-0.3 %	(0.05)	(0.05)	(3.4)	-0.1 %	(0.02)	(0.02)
Non-GAAP tax adjustments	(6.9)	-0.2 %	(0.04)	(0.04)	(7.7)	-0.3 %	(0.05)	(0.05)
Convertible share adjustment (6)	—	—	—	—	—			0.01
Net income - non-GAAP	$ 525.1	18.6 %	$ 3.29	$ 3.22	$ 479.6	17.9 %	$ 3.11	$ 2.93
GAAP and non-GAAP weighted average common shares - basic	159.8				154.3			
GAAP weighted average common shares - diluted (6)	163.3				164.3			
Exclude dilutive shares from convertible note	—				(0.6)			
Non-GAAP weighted average common shares - diluted	163.3				163.7			

(1) For the twelve months ended December 31, 2024, a legal settlement includes charges for a settlement following a judgment against the Company for infringement of expired patents.

(2) Restructuring and other consists of:

	Twelve Months Ended	
	December 31, 2024	December 31, 2023
Employee severance	$ 5.2	$ 14.8
Acquisition and divestiture related expenses	2.2	3.1
Lease terminations	1.3	—
Contract termination	—	1.5
Other	6.8	1.9
	$ 15.6	$ 21.3

(3) For the twelve months ended December 31, 2024, selling and administrative expenses included an equity charge of $1.7 million for the modification of Teradyne's executives' retirement agreements. For the twelve months ended December 31, 2023, selling and administrative expenses included an equity charge of $5.9 million for the modification of Teradyne's retired CEO's outstanding equity awards in connection with his February 1, 2023, retirement.

(4) On May 27, 2024, Teradyne sold DIS, a component of the Semiconductor Test segment, to Technoprobe, for $85.0 million, net of cash and cash equivalents sold and a working capital adjustment..

(5) For twelve months ended December 31, 2024, and December 31, 2023, adjustments to exclude actuarial gains and losses, respectively, recognized under GAAP in accordance with Teradyne's mark-to-market pension accounting.

(6) For the twelve months ended December 31, 2024 and December 31, 2023, non-GAAP weighted average diluted common shares included 3.6 million and 8.9 million shares, respectively, from the convertible note hedge transaction.

GAAP to Non-GAAP Earnings Reconciliation

Free Cash Flow

	2024
GAAP Cashflow from Operations, Excl Disc Ops	$ 672
Less Property, Plant, and Equipment Additions net of Gov't Subsidy	$ (198)
Non-GAAP Operating Cash Flow ("Free Cash Flow")	$ 474

